Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated March 28, 2007 (except for Notes 13, 14, 15, and 16 as to which the date is April 19, 2007 and the first paragraph of Note 9 as to which the date is July 16, 2007) with respect to the consolidated financial statements and schedule of Chronic Care Solutions Holding, Inc. and April 7, 2006 (except for Notes 13 and 14, as to which the date is April 19, 2007) with respect to the consolidated financial statements and schedule of Chronic Care Solutions, Inc. in Amendment No. 2 to the Registration Statement (Form S-1 No. 333-142869) and related Prospectus of CCS Medical Holdings, Inc. for the registration of 000,000 shares of its common stock.

/s/ Ernst & Young LLP
Certified Public Accountants
Tampa, Florida
July 16, 2007